                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             AMC ENTERTAINMENT INC.
                                (Name of Issuer)

                      COMMON STOCK, 66 2/3 CENTS PAR VALUE
                         (Title of Class of Securities)

                                   001669 10 0
                                 (CUSIP Number)

                                  JOHN L. EISEL
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                          CHICAGO, ILLINOIS 60606-1229
                                 (312) 201-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 3, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              PAGE 1 OF 10 PAGES
CUSIP NO. 001669 10 0

                                  SCHEDULE 13D


1.   NAMES OF REPORTING PERSONS/ I.R.S.                         Ronald B. Ferrin
     IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a) [ ]
     GROUP  (SEE INSTRUCTIONS)                                          (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                   USA

NUMBER OF                   7.  SOLE VOTING POWER                       355,700
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                     705,500
OWNED BY
EACH                        9.  SOLE DISPOSITIVE POWER                  355,700
REPORTING
PERSON WITH:                10. SHARED DISPOSITIVE POWER                705,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,061,200

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                              [ ]
     EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                             5.5%
     ROW (11)

14.  TYPE OF REPORTING PERSON*                                               IN




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                                                              PAGE 2 OF 10 PAGES

CUSIP NO. 001669 10 0


1.   NAMES OF REPORTING PERSONS/ I.R.S.                     Janet Madori-Ferrin
     IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a) [ ]
     GROUP  (SEE INSTRUCTIONS)                                          (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                   USA

NUMBER OF                   7.  SOLE VOTING POWER                       522,000
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                           0
OWNED BY
EACH                        9.  SOLE DISPOSITIVE POWER                  522,000
REPORTING
PERSON WITH:                10. SHARED DISPOSITIVE POWER                      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       522,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                              [ ]
     EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                             2.7%
     ROW (11)

14.  TYPE OF REPORTING PERSON*                                               IN



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                                                              PAGE 3 OF 10 PAGES

CUSIP NO. 001669 10 0


1.   NAMES OF REPORTING PERSONS/ I.R.S.                          John E. Gorman
     IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a) [ ]
     GROUP  (SEE INSTRUCTIONS)                                          (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                   USA

NUMBER OF                   7.  SOLE VOTING POWER                       239,400
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                     705,500
OWNED BY
EACH                        9.  SOLE DISPOSITIVE POWER                  239,400
REPORTING
PERSON WITH:                10. SHARED DISPOSITIVE POWER                705,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       944,900

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                              [ ]
     EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                             4.9%
     ROW (11)

14.  TYPE OF REPORTING PERSON*                                               IN



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                                                              PAGE 4 OF 10 PAGES

CUSIP NO. 001669 10 0


1.   NAMES OF REPORTING PERSONS/ I.R.S.              Fairmac Realty Corporation
     IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY)                                                 54-0944952

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A                         (a) [ ]
     GROUP  (SEE INSTRUCTIONS)                                          (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

NUMBER OF                   7.  SOLE VOTING POWER                       705,500
SHARES
BENEFICIALLY                8.  SHARED VOTING POWER                           0
OWNED BY
EACH                        9.  SOLE DISPOSITIVE POWER                  705,500
REPORTING
PERSON WITH:                10. SHARED DISPOSITIVE POWER                      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       705,500

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                              [ ]
     EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN                             3.6%
     ROW (11)

14.  TYPE OF REPORTING PERSON*                                               CO



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                                                              PAGE 5 OF 10 PAGES

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of Common Stock, par value 66 2/3 cents per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Company"), and amends a Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2000. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed with the SEC.

     The principal executive offices of the Company are located at 106 W. 14th Street, Kansas City, Missouri 64141.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by the following reporting persons (collectively, the "Reporting Persons" and individually, a "Reporting Person"):

     1. RONALD B. FERRIN. Mr. Ferrin is Vice President and Treasurer of Fairmac Realty Corporation. Mr. Ferrin is also President of Landonomics Corp., an Illinois corporation. Landonomics is engaged primarily in the business of real estate development and management. Mr. Ferrin's business address is 2215 York Road, Suite 209, Oak Brook, IL 60523. Mr. Ferrin is a U.S. citizen. Mr. Ferrin is the husband of Janet Madori-Ferrin.

     2. JANET MADORI-FERRIN. Ms. Madori-Ferrin is President of Personal Preference, Inc., an Illinois corporation engaged primarily in home art distribution. Ms. Madori-Ferrin's address is 1 Oak Court, Oak Brook, IL 60521. Ms. Madori-Ferrin is a U.S. citizen and is the wife of Ronald B. Ferrin.

     3. JOHN E. GORMAN. Mr. Gorman is the President of Fairmac Realty Corporation. Mr. Gorman's business address is 2215 York Road, Suite 302, Oak Brook, IL 60523. Mr. Gorman is a U.S. citizen.

     4. FAIRMAC REALTY CORPORATION. Fairmac Realty Corporation, a Delaware corporation, is primarily engaged in the business of real estate investment. The principal place of business and principal office of Fairmac is located at 2215 York Road, Suite 302, Oak Brook, IL 60523. Following is a list of each of the directors and officers of Fairmac:


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                                                              PAGE 6 OF 10 PAGES


NAME AND TITLE                          BUSINESS ADDRESS                       CITIZENSHIP
-----------------------------           --------------------------------       ----------------------
EXECUTIVE OFFICERS:
John E. Gorman                          2215 York Road,  Suite 302,                     U.S.A.
President                               Oak Brook, IL 60523

Ronald B. Ferrin                        2215 York Road,  Suite 209,                     U.S.A.
Vice President, Treasurer               Oak Brook, IL 60523

Stuart Babendir                         2215 York Road,  Suite 302,                     U.S.A.
Secretary                               Oak Brook, IL 60523

DIRECTORS:
John E. Gorman                          2215 York Road,  Suite 302,                     U.S.A.
                                        Oak Brook, IL 60523

Ronald B. Ferrin                        2215 York Road,  Suite 209,                     U.S.A.
                                        Oak Brook, IL 60523


     During the last five years, none of the Reporting Persons nor Stuart Babendir (i) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     During the period from January 4, 2001 to January 10, 2001, Mr. Ferrin purchased an aggregate of 225,000 shares of Common Stock for an aggregate purchase price of $775,114.02. The source of funding for such purchases was the personal funds of Mr. Ferrin.

     During the period from December 21, 2000 to January 4, 2001, Ms. Madori-Ferrin purchased an aggregate of 91,000 shares of Common Stock for an aggregate purchase price of $269,219.90. The source of funding for such purchases was the personal funds of Ms. Madori-Ferrin.

     During the period from January 5, 2001 to January 10, 2001, Mr. Gorman purchased an aggregate of 129,900 shares of Common Stock for an aggregate purchase price of $490,728. The source of funding for such purchases was the personal funds of Mr. Gorman.

     During the period from December 18, 2000 to January 9, 2001, Fairmac Realty Corporation purchased an aggregate of 203,000 shares of Common Stock for an aggregate purchase price of $574,456. The source of funding for such purchases was the general working capital of Fairmac.


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                                                              PAGE 7 OF 10 PAGES

ITEM 4.   PURPOSE OF TRANSACTION.

     The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, the Reporting Persons have had and expect to continue to have discussions with management of the Company concerning the Company and its investment in the Company. The Reporting Persons may also engage in such discussions with other shareholders of the Company.

     The Reporting Persons may, in the future, purchase additional shares of the Common Stock or other securities of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, one or more of the Reporting Persons may at any time determine to realize on its investment in the shares of Common Stock through the sale of all or some of the shares.

     Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or
(f) any other similar action.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Company's Form 10-Q for the quarter ended September 28, 2000, disclosed that 19,427,098 shares of the Common Stock were outstanding as of September 28, 2000.

     Ronald B. Ferrin is the beneficial owner of 1,061,200 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common stock and has sole voting and dispositive power over 355,700 of these shares and has shared voting and dispositive power over 705,500 of these shares.

     Janet Madori-Ferrin is the beneficial owner of 522,000 shares of Common Stock, representing approximately 2.7% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

     John E. Gorman is the beneficial owner of 944,900 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common stock and has sole voting and


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                                                            PAGE 8 OF 10 PAGES


dispositive power over 239,400 of these shares and has shared voting and dispositive power over 705,500 of these shares.

     Fairmac Realty Corporation is the beneficial owner of 705,500 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

     The filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange or 1934, as amended.

     All transactions in the Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D were effected in open market transactions and are set forth below:

                            SCHEDULE OF TRANSACTIONS

RONALD B. FERRIN


                                                                     PRICE PER SHARE
                                       NUMBER OF                        (EXCLUDING
          DATE                           SHARES                         COMMISSIONS)
--------------------------         -------------------          --------------------------
        01/04/01                               45,000                              $2.968
        01/05/01                               50,000                               3.010
        01/08/01                               29,700                               3.087
        01/09/01                               78,300                               3.991
        01/10/01                               22,000                               3.948


JANET MADORI-FERRIN


                                                                     PRICE PER SHARE
                                       NUMBER OF                        (EXCLUDING
          DATE                           SHARES                         COMMISSIONS)
--------------------------         -------------------          --------------------------
        12/21/00                               21,000                              $2.828
        01/03/01                               20,000                               3.073
        01/04/01                               50,000                               2.968



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                                                              PAGE 9 OF 10 PAGES

JOHN E. GORMAN


                                                                     PRICE PER SHARE
                                       NUMBER OF                        (EXCLUDING
          DATE                           SHARES                         COMMISSIONS)
--------------------------         -------------------          --------------------------
        01/05/01                               29,600                              $3.087
        01/09/01                               78,300                               3.991
        01/10/01                               22,000                               3.948


FAIRMAC REALTY CORPORATION


                                                                     PRICE PER SHARE
                                       NUMBER OF                        (EXCLUDING
          DATE                           SHARES                         COMMISSIONS)
--------------------------         -------------------          --------------------------
        12/18/00                                1,400                              $2.637
        12/19/00                               50,000                               2.626
        12/20/00                               37,900                               2.589
        12/27/00                                1,500                               2.699
        12/28/00                               37,700                               2.729
        12/29/00                               28,900                               2.741
        01/05/01                               29,600                               3.087
        01/09/01                               16,000                               3.991


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement dated January 16, 2001, among the Reporting Persons.




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                                                             PAGE 10 OF 10 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 16, 2001


/s/ Ronald B. Ferrin
----------------------------------------
Ronald B. Ferrin



/s/ Janet Madori-Ferrin
----------------------------------------
Janet Madori-Ferrin



/s/ John E. Gorman
----------------------------------------
John E. Gorman


FAIRMAC REALTY CORPORATION



/s/ Ronald B. Ferrin
----------------------------------------
Ronald B. Ferrin,
Vice President and Treasurer